Correspondence

April 7, 2023

VIA EDGAR SUBMISSION

Anna Abramson, Staff Attorney

Jan Woo, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy & Water Development Corp Registration Statement on Form S-1 Filed January 23, 2023 File No. 333-269368

Ladies and Gentlemen:

Set forth below are the responses of Energy and Water Development Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 9, 2023, with respect to Registration Statement on Form S-1, File No. 333-269268, initially filed with the Commission on January 23, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Cover Page

1.	Please revise to disclose that Ms. Velazquez, your Chief Executive Officer and Vice-Chairman of the Board of Directors and Mr. Hofmeier, your Chief Technology Officer and Chairman of the Board of Directors, are married to each other and together control approximately 48% of the voting power in the company and are registering all of their shares for sale in this offering. Also, disclose the number of shares you are registering for resale relative to the number of shares of common stock outstanding.

RESPONSE: The Company acknowledges the Staff’s comment and advises that we have revised our disclosure on the cover page of the prospectus to reflect the relationship of Mrs. Velazquez and Mr. Hofmeier, to reflect their approximate aggregate voting power, and to disclose that they are registering all of their shares of common stock. The Company has additionally updated the disclosure to include the number of share being registered for resale relative to the number of shares of common stock outstanding.

Securities and Exchange Commission

April 7, 2023

Prospectus Summary

Company Overview, page 1

2.	Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. In this regard, we note your disclosure that you build water and energy systems and that you commercialize proven technologies, yet you had minimal revenues and operations in 2021. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

RESPONSE: The Company acknowledges the Staff’s comment and advises that we have revised our disclosure throughout the document to reflect that, while the Company has made some sales, its business operations are, in large part, prospective.

Risk Factors

The Sale Of All Of The Securities Registered For Resale In This Prospectus..., page 21

3.	Please disclose the number of shares you are registering for resale relative to the number of shares of common stock outstanding.

RESPONSE: The Company acknowledges the Staff’s comment and advises that we have updated the disclosure on page 21 to include the number of shares of common stock being registered for resale relative to the number of shares of common stock outstanding

Selling Stockholders, page 23

4.	Please disclose all material relationships which the selling security holders have had within the past three years with the registrant. In this regard, we note that Ms. Velazquez and Mr. Hofmeier serve as your Chief Executive Officer and Chief Technology Officer and Mr. Rodney served as your interim Chief Financial Officer.

RESPONSE: The Company acknowledges the Staff’s comment and advises that we have added footnotes to the table to disclose all material relationships between the selling security holders and the Company during the past three year.

We hope that the foregoing has been responsive to the Staff’s comments.  Should the Staff have additional questions or comments, please do not hesitate to Amy Maliza of di Santo Law PLLC at (305) 587-2699.

Very truly yours,

ENERGY AND WATER DEVELOPMENT CORP.

By: /s/ Irma Velazquez

Irma Velazquez, Chief Executive Officer

cc: Amy Maliza, di Santo Law PLLC